Exhibit 21.0

Subsidiaries of Building Materials Holding Corporation

Unless otherwise indicated, subsidiaries are 100% owned by Building Materials Holding Corporation or the subsidiaries listed below.  We operate principally under the trade names of BMHC, SelectBuild and BMC West.

State of
Incorporation
or Organization
Building Materials Holding Corporation	Delaware

BMC West Corporation	Delaware
Illinois Framing, Inc.	Delaware

SelectBuild Construction, Inc.	Delaware
Pacific Region
SelectBuild Northern California, Inc.	Delaware
C Construction, Inc.	Delaware
H.N.R. Framing Systems, Inc.	California
TWF Construction, Inc.	Delaware
Southwest Region
SelectBuild Arizona, LLC	Delaware
SelectBuild Nevada, Inc.	Delaware
Riggs Plumbing, LLC	Arizona
Midwest Region
SelectBuild Illinois, LLC	Delaware